MININGCO.COM, INC.

                  SUMMARY OF EMPLOYEE STOCK PURCHASE PROGRAM

1. 125,000 shares of Common Stock will be reserved for issuance in the aggregate under the Employee Stock Purchase Plan ( the "Plan").

2. Purchase periods will be of 6 months duration, with purchases occurring on the last business day of April and October each year. However, the initial purchase period will begin at the time the underwriting agreement is executed and end on October 31, 1999.

3. The purchase price per share on each purchase date will be 85% of the lower of (i) the market price per share on the first day of the 6-month purchase period or (ii) the market price per share on the purchase date.

4. Each individual who is employed by the Company on a basis requiring more than 20 hours of service per week for more than 5 months per calendar year will be eligible to participate. A requirement of 30 to 90 days of service may be imposed prior to joining the Plan; however, any individual who is an employee on the date of the IPO can participate in the purchase period beginning at that time regardless of the service.

5. Employees may join the Plan on the start date of the first 6-month purchase period following their hire date or on the start date of any subsequent purchase period.

6. Employees will contribute to the plan through payroll deductions. The deductions will be a percentage of their total cash compensation. The minimum percentage will be 1% and the maximum percentage will be 15%.

7. The number of shares to be purchased on each semi-annual purchase date will be determined by dividing each participant's accrued payroll deductions by the purchase price for that date. However, no participant may purchase more than 500 shares on any purchase date.

8. Employees may reduce their payroll deduction percentage once during each 6-month purchase period and may increase such percentage effective as of the next new purchase period.

9. An employee may stop his or her payroll deductions at any time. In such event, payroll deductions accumulated will automatically be refunded [or, at the employee's election, applied to the purchase of shares on the next purchase date]. After terminating payroll deductions, the employee will not be permitted to rejoin the plan until a new purchase period begins.

10. If an employee takes an approved unpaid leave of absence, accumulated payroll deductions will automatically be refunded [or, at the employee's election, applied to the purchase of shares on the next purchase date]. Payroll deductions will automatically resume upon his or her return to

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      employment, provided he or she returns within 90 days. However, if the leave of absence is one with respect to which a right to return to employment is guaranteed by law or contract, the 90-day period will be measured from the date on which such leave ceases to be so guaranteed. If the leave of absence continues beyond the applicable 90-day period, the employee must re-enroll in the Plan to participate in the next subsequent purchase period.

11. If an employee leaves the Company, his or her participation will automatically terminate and all amounts accumulated will be refunded.

12. In the event the Company is acquired, a special purchase date will occur immediately before the acquisition and employees will be given 10 days notice of such purchase date.

13. The Plan will have a 10-year term. The Board may terminate the Plan or amend it, subject to stockholder approval when required. Amendments or a termination will generally take effect following the close of the current purchase period. However, in the event the accounting rules applicable to employee stock purchase programs are amended such that the Company is required to record a compensation expense for financial reporting purposes with respect to the Plan, the Board may amend or terminate the Plan immediately.

14. The Plan will be administered as a qualified employee stock purchase plan under Internal Revenue Code Section 423. Accordingly, there will be no taxable consequences to the participants until the shares are sold.


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